Frank F. Rahmani +1 650 843 5753 rahmaniff@cooley.com	VIA EDGAR AND OVERNIGHT COURIER

February 28, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington D.C., 20549

Attn:	Jeffrey Gabor Joe McCann

Re:	Immunovant, Inc. Registration Statement on Form S-1 Filed January 17, 2020 File No. 333-235975

Ladies and Gentlemen:

On behalf of Immunovant, Inc. (the “Company”), we are submitting this letter in response to comments (the “Comments”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter, dated January 29, 2020 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, as filed on January 17, 2020 (the “Registration Statement”).

The Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which reflects changes made in response to the Comments contained in the Comment Letter and certain other changes. We are also sending the Staff a copy of this response letter, along with copies of the Amended Registration statement marked to show all changes made to the Registration Statement.

For your convenience, we have incorporated the Comments contained in the Comment Letter into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement. Capitalized terms used in this response letter but not otherwise defined in this response letter shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1 filed January 17, 2020

General

1.

With reference to the shares held by Roivant Sciences Ltd., we note that Roivant is identified throughout the registration statement as your “parent” company and your “controlling stockholder.” Given this relationship, you are not permitted to rely on Securities Act Rule 415(a)(1)(i) to register the shares because this provision excludes securities offered by “a person of which the registrant is a subsidiary.” Accordingly, please amend your registration statement to remove the Roivant shares. For additional guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations, Question 212.15.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

February 28, 2020

Page Two

Response: The Company respectfully acknowledges the Staff’s comment and has removed from resale and registration the shares held by Roivant Sciences Ltd. in the Amended Registration Statement.

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The Company respectfully requests the Staff’s assistance in completing the review of the Amended Registration Statement and this response letter. Please contact me at (650) 843-5753 with any questions or further comments regarding the responses to the Staff’s Comments or if you require further information. Thank you in advance for your attention to this matter.

Sincerely,

/S/ FRANK F. RAHMANI

Frank F. Rahmani

cc:	Peter Salzmann, M.D., Immunovant, Inc.

Pamela Yanchik Connealy, Immunovant, Inc.

W. Bradford Middlekauff, Immunovant, Inc.

John T. McKenna, Cooley LLP

Alison A. Haggerty, Cooley LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com